429 Post Road
P.O. Box 210
Buchanan, Michigan 49107
Phone: 269.695.2700
Fax: 269.697.0395
July 30, 2007
Joe Foti
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Corporation Finance
100 F Street North East
Washington D.C. 20549-3561

Re:	Express-1 Expedited Solutions, Inc., File No. 0-49606, Form 10-K: For the year ended December 31, 2006.
Dear Mr. Foti:
This letter is in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filing provided in your letter dated July 6, 2007 (the “Comment Letter”). Our responses are in regular font, following the Staff’s comments, which are in bold font. Where appropriate, we have also included in italicized font specific excerpts from the applicable Generally Accepted Accounting Principle (GAAP). On July 10, I contacted your office in regards to this letter and requested an extension of time to file, through July 31, 2007. During that call, you granted this request, but stated a formal letter request should be submitted through an EDGAR filing. This filing was completed on July 16, 2007 and assigned SEC Accession Number: 0000950124-07-003683.
We are complying with your comments and suggestions. Including the additional disclosures we are incorporating into our second quarter report to be filed on Form 10-Q before August 15, 2007 and the information we are including in this letter, we do not believe there are any open issues.
The content of this letter has been prepared with input from each of our certifying officers; our management team; our outside counsel; our independent auditors and the Audit Committee of our Board of Directors.
SEC Comment 1 — Management’s Discussion and Analysis, Liquidity and Capital Resources, page 28 of 2006 annual report on Form 10-K.
We note that you present the non-GAAP measure EBITDA in reports to bankers to permit the monitoring of your ability to pay outstanding liabilities. Regulation G requires a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP. In this regard, the measure is being used to assess the company’s liquidity. Please revise to provide a table that reconciles EBITDA to operating cash flow.
Upon consideration, we have concluded it is appropriate to remove the non-GAAP financial measure EBITDA from our future filings. The information used to assess our Company’s liquidity is readily available within the financial statements as presented. Users can extract the data necessary for their own analysis from the financial statements and footnotes thereto. We believe this position is consistent with other filers, the intent of the regulations and the position of the SEC.

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The following table reflects the reconciliation of the non-GAAP financial measure, EBITDA to the operating cash flow. References to EBITDA will be excluded from our future filings.
Express-1 Expedited Solutions, Inc.
Reconcilitaion of EBITDA to Operating Cash Flow

	Year Ended December
	31,
	2006	2005	2004

EBITDA	$4,035,000	$255,000	($1,211,000)
Income tax benefit	1,128,000	—	1,921,000
Interest expense	(205,000)	(187,000)	(126,000)
Restructuring charges	—	(4,448,000)	(2,568,000)
Loss on retirement of note receivable	90,000	32,000	—
Non-cash expense related to issuance of stock and warrants	110,000	103,000	28,000
Loss on disposal of equipment	66,000	12,000	—
Non-cash impairment of intangible assets.	23,000	3,958,000	737,000
Realized loss (gain) on market value of trading stock	—	88,000	(88,000)
Net change in current assets and liabilities	(1,610,000)	1,532,000	(1,727,000)

Net cash provided by (used in) operating activities	$3,637,000	$1,345,000	($3,034,000)

SEC Comment 2 — Management’s Discussion and Analysis, Liquidity and Capital Resources, page 28 of 2006 annual report on Form 10-K.
Also in this regard, we note that you have adjusted EBITDA by restructuring and exit expenses in the years ended 2004 and 2005. Item 10(e) of regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, when the nature of the charge is reasonably likely to recur within two years or there was a similar charge within the prior two years. As the restructuring and exit activities comprised multiple events crossing over multiple periods, your failure to meet the condition above appears to preclude disclosure of this non-GAAP measure as a performance measure. We reference you to Questions 8 and 9 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on the Commission website. Please advise and delete accordingly.
The exit and restructuring charges began in the fourth quarter of 2004 and ended in the third quarter of 2005, a period of less than 12 months. Upon review we agree with the Staff position that restructuring charges should not have been included within the EBITDA calculations, since the charges extended between two distinct reporting years. We have further concluded the non-GAAP financial measure EBITDA is not necessary to communicate information to the users of our financial statements and have made the decision to eliminate this financial measure in future filings.
SEC Comment 3 — Management’s Discussion and Analysis, Liquidity and Capital Resources, page 28 of 2006 annual report on Form 10-K.
From disclosure under SEC filings (Item 1, page 9), we note that you became a regular filer in 2006 from being a small business filer in prior years. In conjunction with this change in filing status, you are now required to provide tabular disclosure of contractual obligations in MD&A for the amounts of payments due under specified contractual obligations as of the latest fiscal year end balance sheet. Please refer to the guidance in Section III.D. of FR-67 (Release No. 33-8182) for the format and presentation of this tabular information as well as additional note disclosures that may be necessary to describe material contractual provisions or other material information to the extent necessary for an understanding of the timing and amount of contractual obligations. Please revise accordingly.

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Upon review, we agree our disclosure was neither complete nor presented within the format outlined in the regulations. Our disclosure failed to appropriately disclose all categories of contractual obligations in the outlined tabular format. This disclosure will be prospectively corrected in future filings.
SEC Comment 4 — Significant Accounting Principles, Revenue Recognition, page 28 of 2006 annual report on Form 10-K.
We note per your Business section on page 5, that Express-1 is considered an “asset-light” provider where 98% of operations are provided by third parties. Please tell us how you have considered the indicators presented in EITF 99-19 in regards to determining that sales are reported on a gross basis. Address each of the indicators outlined in paragraph 3 and explain to us how you have determined that your current reporting as a principal is appropriate, including any additional information you believe is relevant to the determination of an appropriate revenue recognition policy for your business. Notwithstanding the supplemental information requested, you should significantly expand your revenue recognition policy to address the reporting and the reasons for recognizing revenues on a gross or net basis in your financial statements. Also consider adding this policy as a critical accounting policy within MD&A, if necessary.
Upon review of the indicators included within EITF 99-19, we continue to believe sales to our customers have been appropriately recorded on a gross basis as opposed to a net basis. In support of this position, we have considered each of the indicators outlined within EITF 99-19 and compared those indicators to our company’s operations. This includes those indicators of businesses that should report revenue on a gross basis as well as those indicators of businesses that should report revenue on a net basis. This comparison follows. We agree future filings should include enhanced disclosures that more fully describe our basis of revenue recognition and the appropriateness of this method for the benefit of the users of our filings, and will modify our future filings appropriately.
EITF 99-19 contains the following factors that are presented as indicators of companies that should use gross revenue reporting:
—	EITF 99-19 (7) states, “The company is the primary obligor in the arrangement...If a company is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.”

Within our business model, customers are generated through sales leads by our sales force and calls requesting our emergency freight services come into our call center. Based upon the geographical location of our customer’s needs, we either contact one of our company drivers, our independent contract drivers or a third-party transportation company (collectively our “driver force”) to haul the freight. We remain the sole source of contact with the customer and actively monitor shipments from pick-up through delivery, providing real-time positioning updates and tracking options. Our company is solely responsible to the customer and bears all risk associated with the acceptance of the load and all responsibility to pay the contractors for their services. Both the credit risk associated with the customer and the responsibility to remit payments for contracted driver services are independent transactions and not subject to set-off.

The term asset-light was used with the intent to allow the users of our filings to know we do not purchase tractors, trailers and other large capital investment items for use by the driver force in substantially all of our freight operations. We are asset-light as opposed to non-asset based. Predominantly, our drivers are independent business people, who own their own equipment and sign-on for extended periods of time providing services on our behalf to customer accounts that we cultivate and manage. They operate under our motor

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carrier authority, our insurance and our cash flow in helping provide our expedite transportation services.

—	EITF 99-19 (8) states, “The company has general inventory risk (before an order is placed or upon customer return) — Unmitigated inventory risk is a strong indicator that a company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer.”

While our company does not use inventory within its services, we do bear similar risks associated with customer satisfaction. In some of our customer contracts we have committed to service failure penalties and events. These take many forms, including separate charges to us associated with any plant shutdown caused by late delivery and reductions in payments for our services. While these have historically been uncommon and insignificant to the overall business, the risks associated with customer satisfaction and our services are the exclusive responsibility of our company.

—	EITF 99-19 (9) states, “The company has latitude in establishing price — If a company has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.”

Within our transactions, we negotiate with the customer at arms length and establish price either on a contractual basis or on a load-by-load basis. The price we establish with our customers is independent from the price we pay our driver force for their performance.

—	EITF 99-19 (10) states, “The company changes the product or performs part of the service — If a company physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment, including the ultimate acceptability of the product component or a portion of the total services furnished by the supplier, and that it should record revenue gross based upon the amount billed to the customer.

Our services consist of providing emergency and/or high priority freight services, commonly referred to as expedited transportation services. Since the products being shipped are commonly time sensitive in nature, we provide tracking and tracing of the shipments from scheduled pick-up through scheduled delivery. Within our 24-7 call center, our customer service professionals give regular positioning updates, customer alerts and other unique services that differentiate the shipments we manage from those of other modes of surface transportation. Much of this tracking and communication is provided through satellite-based technology that we furnish to each of the units operated by our driver force. Without this level of customer attention and load monitoring our services would not be differentiated from other modes of transportation and we would not enjoy the rate premiums commonly associated with expedited transportation.

—	EITF 99-19 (11) states, “The company has discretion in supplier selection — If a company has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product(s) or service(s) ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based upon the amount billed to the customer.”

A force of drivers that we engage on a load-by-load basis to haul freight entrusted to us by our customers provides our transportation services. We have hundreds of contract drivers, a handful of company-employee drivers and hundreds of third-party trucking companies from which to select for the purpose of hauling each load. Based upon several criteria, such as proximity to the shipment and past performance history, we select the party to

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haul each load on an individual basis. In the event of service failures, we also have sole discretion over terminating the relationship with members of this driver force.

—	EITF 99-19 (12) states, “The Company is involved in the determination of product or service specifications — If a company must determine the nature, type, characteristics, or specifications of the product(s) or service(s) ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.”

Comprising the fleet of equipment through which we provide our services are various types and sizes of vehicles including cars, cargo vans, small straight trucks, large straight trucks and semi tractor-trailer units. We refer to all these units as trucks, which is common within our industry. Each of these class sizes of equipment can haul different amounts and is charged to the customer at different rates and is paid differing rates by our company. On receiving a call from our customer to provide emergency transportation services, we first work with the customer to determine how large of a vehicle class is needed for their shipment. Based upon this determination, we select from among the different sizes of equipment available to cover the load. Based solely upon our discretion, we occasionally place a larger vehicle on a load than is needed by the customer. In these cases, we cannot charge the customer for a different vehicle class than agreed at the time of receipt of the order.

—	EITF 99-19 (13) states, “The company has physical loss inventory risk (after customer order or during shipping) — Physical loss inventory risk exists if title to the product is transferred to a company at the shipping point (for example, the supplier’s facilities) and is transferred from that company to the customer upon delivery. Physical loss inventory risk also exists if a company takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than general inventory risk, that a company should record revenue gross based upon the amount billed to the customer.”

While our company is not engaged in activities that convert materials into inventory for subsequent sales to customers, we do bear the risk of inventory loss in our services. We routinely take into our possession and control, the products and valuable goods of our customers. During transit, we bear the risk of loss and/or damage to these goods. Typically, we bear up to $250,000 of cargo liability to our customers for each shipment. This is not passed along to our driver force.

—	EITF 99-19 (14) states, “The company has credit risk — If a company assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the company has risks and rewards as a principal in the transaction and, therefore that it should record revenue gross for that amount.”

We bear all credit risk associated with our customers. No general provisions for set-off or reduction of payments due to our driver force exist. We bear all responsibility for collection from the customer accounts and must remit payments to our drivers for the services they perform, regardless of whether we subsequently collect payments from our customers or not. Additionally, we incur other direct transportation costs such as insurance and transportation taxes, which we bear regardless of collection.
EITF 99-19 contains the following factors that are presented as indicators of companies that should use net revenue reporting:
—	EITF 99-19 (15) states, “The supplier (not the company) is the primary obligor in the arrangement — Whether a supplier or a company is responsible for providing the product or service desired by a customer is a strong indicator of the company’s role in the

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transaction. If a supplier (and not the company) is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by a customer, that fact may indicate the company does not have risks and rewards as a principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier).”

We bear all risks associated with the performance of services for our customers. We do not have the right to set-off or reduce the amount paid to our diving force, even in situations where we do not get paid for our services due to a performance failure of our driver force. In situations where our customers do not pay for our services due to dissatisfaction, we have no recourse against our drivers.

—	EITF 99-19 (16) states, “The amount the company earns is fixed — If a company earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the company is an agent of the supplier and should record revenue net based on the amount retained.”

We charge negotiated rates with our customers. Some of these rates are based upon contracts, while others are negotiated on a load-by-load basis similar to a spot market. We remit payments to contractors, based upon negotiated per mile rates, which are independent of the amount we charge the customers. Our margin is the amount remaining after deducting the payments to our driver force, our insurance costs, transportation specific taxes, fuel costs, satellite communications and other direct costs necessary to provide our services from the amount we charge our customers.

—	EITF 99-19 (17) states, “The supplier (and not the company) has credit risk — If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the company is an agent of the supplier and, therefore, the company should record revenue net based on the amount retained.”

We bear all credit risk associated with services performed to our customer base. Our driver force does not bear risk associated with customer defaults or claims.
SEC Comment 5 — Goodwill, page 45 of 2006 annual report on Form 10-K.
Reference is made to your narrative discussion whereby some contingent consideration related to the Dasher Express, Inc. (“Dasher”) acquisition. It is unclear why you have recognized any contingent consideration paid with respect to Dasher in goodwill when the Dasher operations were exited as part of your restructuring activities as described in the 1st paragraph of note 2 in the consolidated financial statements. It appears payments related to exited activities should be expensed, rather than capitalized as an intangible asset, as there is no future benefit for this cost. Please advise and revise your consolidated financial statements, as necessary.
In our narrative discussion, we did not clearly explain our exit activities related to Dasher. We will enhance our explanation in future reports to more accurately communicate the activities related thereto. The operations, customers and contract drivers related to Dasher were integrated into the operations of one of our other subsidiaries, Express-1, Inc. (Express-1). The operations of the two companies were deemed one reporting unit, since both the components were similar and neither constituted a separate reporting unit. We believe our treatment to be consistent with that outlined in Financial Accounting Standard Statement Number 142 (SFAS142), paragraph 30, since the two operations had similar economic characteristics.

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We improved our operational results through this strategic combination. The customers, drivers, employees and locations acquired in the Dasher transaction continue to be serviced by this reporting unit. The exit activities were limited to the cessation of Dasher Express, Inc. as a legal entity with its own operating authority.
We concluded that the reporting unit was not disposed of, and therefore the goodwill associated with the components of the Dasher business that were exited (legal name, operating authority and office building), should not be included in the determination of gain or loss on disposal activities. We continue to test the remaining goodwill for impairment on an annual basis. We believe this treatment is also consistent with SFAS142, paragraph number 39.
As a means of further analysis, we considered the points outlined within EITF 98-3 in our consideration of whether Dasher continued to exist, after the operations were integrated into Express-1. This analysis reinforced our position that the components of the Dasher operations remaining after the cessation of Dasher Inc. as a legal entity do constitute a business. Specifically, we considered the definition of a business provided in EITF 98-3, which states, “A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return for investors.” It is our conclusion that the continuation of the Dasher activities and the continued development of both the revenues and earnings stream associated with the reporting unit meets the standard of this definition, and therefore our treatment of the earn-out payments related to Dasher have been appropriately recorded as an increase in goodwill.
SEC Comment 6 — Contingent Commitment, page 47 of 2006 annual report on Form 10-K.
We note you have recognized a $25,000 contingent liability for the leasing program. Presumably, the accrual is based on the amount of probable loss. Although you state that it is not currently possible to estimate the maximum contingent liability under all potential variations in assumptions under this non-comparable program, you should expand your disclosure to specifically provide an estimate (or range in estimate) of the amount of any “reasonably possible” contingent liability in excess of the loss amount accrued under the guidance in paragraph 10 of SFAS No.5. If you cannot make an estimate (or range in estimate) of an amount of reasonably possible loss in excess of the amount accrued, please specifically provide this statement. Please revise accordingly.
We will revise our filings on a prospective basis, beginning with the second quarter report filed on Form 10-Q, by August 15, 2007. The amount we have recorded as a contingent liability represents our estimate of the amount of reasonably possible loss we could realize on guarantees. We have recorded this liability after consideration of Financial Interpretation Number 45 paragraph 9. We did not estimate or disclose a maximum potential amount (or range) of future payments we could be required to make under the guarantee arrangement as required by Financial Interpretation Number 45 and SFAS No. 5. We will revise future filings to incorporate this disclosure.
Together with the enhanced disclosures which we will incorporate into our next filing on Form 10-Q for the second quarter of 2007, and into our future reports on Forms 10-K and 10-Q, we believe the information provided within this response to the Comment Letter adequately addresses the issues raised therein. We are respectful of the Staff’s comments and intend to enhance our disclosures on a prospective basis, based upon those comments. Should you require further information or have additional questions regarding this or other material, please feel free to contact me at the above listed address and communication numbers.
Our management team and our certifying officers wish to make the following assertions in conjunction with this response letter and our filings.
—	Our Company and management are responsible for the adequacy and accuracy of the disclosure in our SEC filings.

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—	Our Company acknowledges that the comments of the Staff and changes in disclosures based upon those comments, does not foreclose the SEC from taking any action with respect to our filings.

—	Our Company cannot assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal laws of the United States.
Sincerely,
Mark Patterson
Chief Financial Officer

Copy:	Ms. Jennifer Dorris Audit Committee Chairperson